Exhibit 4.1

CERTIFICATE OF DESIGNATION OF THE POWERS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL AND OTHER SPECIAL RIGHTS OF PREFERRED STOCK AND QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS THEREOF
of
SERIES C CUMULATIVE CONVERTIBLE PREFERRED STOCK
of
DECISIONPOINT SYSTEMS, INC.

DECISIONPOINT SYSTEMS, INC., a Delaware corporation (the “Corporation”), pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, does hereby make this Certificate of Designation and does hereby state and certify that pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, the Board of Directors duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

RESOLVED, that, pursuant to Article FOURTH of the Certificate of Incorporation of the Corporation, as amended to date, the Board of Directors hereby authorizes the issuance of, and fixes the designation and preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions, of a series of preferred stock of the Corporation consisting of 5,000,000 shares, par value $0.001 per share, to be designated “Series C Cumulative Convertible Preferred Stock.”

RESOLVED, that all shares of Series C Cumulative Convertible Preferred Stock shall rank equally in all respects and shall be subject to the following terms and provisions:

There is hereby created out of the authorized and unissued shares of the preferred stock of the Corporation a series of preferred stock designated as the “Series C Cumulative Convertible Preferred Stock” (the “Convertible Preferred Stock”).  The number of shares constituting such series shall be 5,000,000.

1.           Dividends. The holders of the Convertible Preferred Stock shall be entitled to receive, when and as declared by the Corporation’s Board of Directors (the “Board of Directors”), out of funds legally available therefor, cumulative dividends payable per share at the applicable Dividend Rate (as defined below) as set forth in this Section 1.

(a)           Dividends on the Convertible Preferred Stock shall accrue and be cumulative and accumulate from the date of issuance of the shares of Convertible Preferred Stock (the “Date of Original Issue”), whether or not earned or declared by the Board of Directors of the Corporation, until paid.  The Corporation shall declare and pay dividends on the Convertible Preferred Stock in arrears, on March 31, June 30, September 30 and December 31 of each year (each, a “Dividend Payment Date”), commencing on the first Dividend Payment Date after the Date of Original Issue, except that if such Dividend Payment Date is not a business day, then the Dividend Payment Date will be the next business day.  The holders of the Convertible Preferred Stock shall have the right to receive any such dividend payments in the form of either (i) cash or (ii) additional duly authorized, validly issued, fully paid and nonassessable shares of Convertible Preferred Stock, at the election of a majority in interest of the Convertible Preferred Stock.  With respect to any dividend payment in the form of shares of Convertible Preferred Stock, the Convertible Preferred Stock to be issued shall be valued at the Stated Value (as hereinafter defined) and the Corporation shall set aside a sufficient number of shares of Convertible Preferred Stock for the payment of such declared dividends and deliver certificates representing such shares of Convertible Preferred Stock to the holders of shares of Convertible Preferred Stock as of the record date in payment of such declared dividends within three (3) business days after the Dividend Payment Date.  Each such dividend, whether paid in cash or shares of Convertible Preferred Stock, shall be payable to holders of record of shares of the Convertible Preferred Stock as they appear on the Corporation’s stock register on the record date which shall be the business day following a Dividend Payment Date.  Dividends in arrears for any past dividend period may be declared by the Board of Directors of the Corporation and paid on shares of the Convertible Preferred Stock on any date fixed by the Board of Directors of the Corporation, whether or not a regular Dividend Payment Date, to holders of record of shares of the Convertible Preferred Stock as they appear on the Corporation’s stock register on the record date, which record date shall not be greater than five (5) days before such Dividend Payment Date, as fixed by the Board of Directors of the Corporation.  Any dividend payment made on shares of the Convertible Preferred Stock shall first be credited against the dividends accumulated with respect to the earliest dividend period for which dividends have not been paid.

(b)           The dividend rate, as adjusted from time to time as hereinafter provided (the “Dividend Rate”), on each share of Convertible Preferred Stock shall be as follows: 8% per share per annum on $3.20 (the “Stated Value” of each such share) for the period from the Date of Original Issue through the last day of the sixteenth (16th) month after the Date of Original Issue; 12% per share per annum on the Stated Value commencing on the first day of the seventeenth (17th) month through the last day of the thirtieth month (30th) after the Date of Original Issue; and 20% per share per annum on the Stated Value for each dividend period thereafter commencing on the first day of the thirty-first (31st) month after the Date of Original Issue.  Notwithstanding the foregoing, if at any time a Breach Event (as defined below) occurs, then the Dividend Rate shall be 20% per annum on the Stated Value for each dividend period or part thereof in which a Breach Event has occurred or is outstanding.  The amount of dividends per share of the Convertible Preferred Stock payable for each dividend period or part thereof shall be computed by multiplying the Dividend Rate for such dividend period by a fraction the numerator of which shall be the number of days in the dividend period or part thereof on which such share was outstanding and the denominator of which shall be 365 and multiplying the result by the Stated Value.

“Breach Event” means either:

(i)           Any material breach of any warranty or representation of the Corporation as of the date made in that certain Exchange Agreement (the “Exchange Agreement”) entered into among the Corporation and the purchasers of the Convertible Preferred Stock or any other agreement delivered in connection therewith; or

(ii)           Any breach by the Corporation of any covenant or obligation under this Certificate of Designations, the Exchange Agreement or any other agreement delivered in connection herewith or therewith, including, without limitation, failure to pay dividends to the holders of the Convertible Preferred Stock or redeem the Convertible Preferred Stock in accordance with this Certificate of Designation, and which breach, if capable of being cured, has not been cured within fifteen (15) days after notice of such breach has been given by the holders of a majority of Convertible Preferred Stock to the Corporation.

(c)           Dividends on the Convertible Preferred Stock may be paid even if, after giving effect thereto, the Corporation’s total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Corporation were to be dissolved at the time of such distribution, to satisfy the preferential rights upon dissolution of stockholders, if any, whose preferential rights are superior to those receiving the distribution.

(d)           The Convertible Preferred Stock shall, with respect to dividend rights, rank (i) senior to all classes and series of the Corporation’s common stock, par value $.001 per share (the “Common Stock”), and any class or series of capital stock of the Corporation hereafter created (together with the Common Stock, the “Junior Securities”); and (ii) pari passu with the Corporation’s Series A and Series B convertible preferred stock (collectively, the “Existing Preferred Stock”), except that, notwithstanding the foregoing, the Convertible Preferred Stock shall rank senior to the Existing Preferred Stock with respect to any dividends with respect to periods prior to the date hereof on the Existing Preferred Stock (the “Existing Accrued Dividends”).  Except as hereinafter provided, no dividends shall be declared or paid or set apart for payment on Junior Securities for any dividend period unless full cumulative dividends have been or contemporaneously are declared and paid on the Convertible Preferred Stock through the most recent Dividend Payment Date.  If full cumulative dividends have not been paid on shares of the Convertible Preferred Stock, all dividends declared on shares of the Convertible Preferred Stock shall be paid pro rata to the holders of outstanding shares of the Convertible Preferred Stock.

(e)            In addition to the dividend rights set forth above, the holders of the Convertible Preferred Stock shall each be entitled to receive dividends payable on the Common Stock, on a pari passu basis with the holders of shares of Common Stock, out of any assets legally available therefor, with the amount of such dividends to be distributed to the holders of Convertible Preferred Stock computed on the basis of the number of shares of Common Stock which would be held by such holder if, immediately prior to the declaration of the dividend, all of the shares of Convertible Preferred Stock had been converted into shares of Common Stock at the then current Conversion Value (as hereinafter defined).

2.           Voting Rights.

(a)           While the Convertible Preferred Stock is outstanding, and except as otherwise provided herein or by law, the holders of the Convertible Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of holders of Common Stock and shall be entitled to notice of any stockholders meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote, with respect to any question upon which holders of Common Stock have the right to vote, voting together with the holders of Common Stock as one class.  Each holder of shares of Convertible Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Convertible Preferred Stock could be converted on the record date for the taking of a vote or, if no record date is established, at the date such vote is taken or any written consent of stockholders is first executed.  Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Convertible Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b)           The holders of the Convertible Preferred Stock, voting together as a single class, so long as they collectively own at least 100,000 shares of Common Stock (including shares of Common Stock underlying the Preferred Stock) (as adjusted for stock splits, stock dividends, reorganizations and the like), shall have the right to elect one (1) member to the Board of Directors at each meeting of stockholders at which members of the Board of Directors are to be elected or whenever members of the Board of Directors are to be elected by written consent of the stockholders and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director. Notwithstanding the foregoing, if holder has not been paid all accrued, earned and payable dividends and other amounts due on the Preferred Stock, then the right to elect a director shall apply so long as holder owns any Preferred Stock or at least 100,000 shares of Common Stock. Any director who shall have been elected by the holders of the Convertible Preferred Stock as provided in the immediately preceding sentences hereof, may be removed during the aforesaid term of office, either with or without cause, by, and only by, the affirmative vote of a majority in interest of the holders of the Convertible Preferred Stock entitled to elect such director, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of these stockholders, and any vacancy created thereby shall be filled by the holders of the Convertible Preferred Stock represented at a meeting or pursuant to unanimous written consent.

3.           Rights on Liquidation; Rank.

(a)           In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (any such event being hereinafter referred to as a “Liquidation”), before any distribution of assets or funds of the Corporation shall be made to or set apart for the holders of Junior Securities or the Existing Preferred Stock, the holders of Convertible Preferred Stock then outstanding shall be entitled to receive payment out of such assets and funds of the Corporation in an amount equal to $6.40 per share of Convertible Preferred Stock (such applicable amount being referred to as the “Liquidation Preference” for the Convertible Preferred Stock), plus the aggregate amount of any accumulated and unpaid dividends thereon (whether or not earned or declared) on the Convertible Preferred Stock.  If the assets or funds of the Corporation available for distribution upon a Liquidation shall not be sufficient to pay in full the payments required to the holders of outstanding Convertible Preferred Stock, then all of the assets or funds to be distributed to the holders of outstanding Convertible Preferred Stock shall be ratably distributed among the holders of the Convertible Preferred Stock in proportion to the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

(b)           A Change of Control (as defined below) of the Corporation shall be governed by the terms of Section 7 below.

(c)           The Convertible Preferred Stock shall, with respect to redemption rights, rights on Liquidation, Change of Control and all other rights (other than dividends) in any manner, whether voluntary or involuntary, rank senior to the Junior Securities and Existing Preferred Stock.

4.           Actions Requiring the Consent of the Holder of Convertible Preferred Stock.  So long as any shares of Convertible Preferred Stock are outstanding, the prior written consent of the holders of a majority in interest of the Convertible Preferred Stock shall be necessary for effecting or validating any of the following transactions or acts:

(a)           Any amendment, alteration or repeal of any of the provisions of this Certificate of Designation (whether by merger, consolidation or otherwise);

(b)           Any amendment, alteration or repeal of the Certificate of Incorporation of the Corporation that will adversely affect the rights of the holders of the Convertible Preferred Stock (whether by merger, consolidation or otherwise);

(c)           (i) The issuance or reissuance by the Corporation of any (A) shares of preferred stock or (B) debt with an interest rate above 12% and/or a conversion feature at or below the Conversion Value, (ii) the increase in the number of authorized shares of any series of preferred stock or (iii) the authorization or creation by the Corporation of any new class or series of preferred stock (or any other action which would result in another series of preferred stock); provided that the limitations of this Section 4(c) shall not apply to preferred stock issued in payment of dividends on the Convertible Preferred Stock pursuant to this Certificate of Designation; provided further that consent of the holders of the Convertible Preferred Stock shall not be unreasonably withheld;

(d)           The redemption, purchase or other acquisition, directly or indirectly, of any shares of capital stock of the Corporation or any of its subsidiaries or any option, warrant or other right to purchase or acquire any such shares, or any other security, other than the redemption of Convertible Preferred Stock pursuant to the terms hereof; and

(e)           The declaration or payment of any dividend or other distribution (whether in cash, stock or other property) with respect to the capital stock of the Corporation or any subsidiary, other than a dividend or other distribution pursuant to the terms of the Convertible Preferred Stock and Existing Preferred Stock (excluding the Existing Accrued Dividends).

5.           Conversion.

(a)           Right to Convert.  The holder of any shares of Convertible Preferred Stock shall have the right at any time and from time to time, including, without limitation, after receipt of a notice of redemption from the Corporation through the Redemption Date (as defined below), at such holder’s option, to convert all or any lesser portion of such holder’s shares of Convertible Preferred Stock into such number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock, free and clear of all encumbrances, restrictions and legends (provided a registration statement covering such shares is declared effective), as is determined by dividing (i) the aggregate Stated Value of the shares of Convertible Preferred Stock to be converted plus accrued and unpaid dividends thereon by (ii) the Conversion Value then in effect for such Convertible Preferred Stock.  No fractional shares or scrip representing fractional shares shall be issued upon the conversion of any Convertible Preferred Stock.  With respect to any fraction of a share of Common Stock called for upon any conversion, the Corporation shall round up to the next whole share.

(b)           Forced Conversion.  Subject to the terms hereof, if at any time during the thirty (30) consecutive months immediately following the Date of Original Issue (i) the Corporation’s VWAP (as defined below) exceeds $10 per share (subject to adjustment for any reorganizations, stock splits, stock dividends or other similar transaction occurring after the Date of Original Issue) on each trading day for any forty-five consecutive trading days (a “Pricing Period”), and (ii) the daily average trading volume during the same Pricing Period exceeds 25,000 shares (the “Trading Volume Amount”) of Common Stock per day (such Trading Volume Amount being subject to appropriate adjustment for any reorganizations, stock splits, stock dividends or other similar transaction occurring subsequent to the Date of Original Issue, which, by way of example, shall mean that a 2:1 Common Stock split will increase the Trading Volume Amount to 50,000 shares), then the Corporation shall have the right to compel each holder of Convertible Preferred Stock to convert any or all of the Convertible Preferred Stock then held by such holder by delivering a written notice (“Forced Conversion Notice”) to each such holder; provided that (1) such Forced Conversion Notice must specify the number of shares of Convertible Preferred Stock to be converted by such holder and the date by which such holder must have completed conversion(s) of Convertible Preferred Stock aggregating to such amount (“Forced Conversion Date”), which date shall be at least 10 trading days after such holder’s receipt of such Forced Conversion Notice (a “Notice Period”), (2) the Corporation may deliver such Forced Conversion Notice(s) hereunder only within five (5) trading days following the occurrence of such Pricing Period and not prior to the completion of such Pricing Period, and (3) all holders of Convertible Preferred Stock shall be treated proportionately with respect to the Corporation’s election to force conversion hereunder.  Such forced conversion shall be subject to and governed by all the provisions relating to voluntary conversion of Convertible Preferred Stock contained herein.  Notwithstanding anything contained herein, the Corporation shall not be entitled to exercise any forced conversion right set forth in this subsection 5(b) unless at all times during the applicable Pricing Period and Notice Period (i) the resale of all Registrable Securities (as defined in the Investor Rights Agreement entered into pursuant to the Exchange Agreement, the “Investor Rights Agreement”) is covered by an effective registration statement in accordance with the terms of the Investor Rights Agreement which registration statement is not subject to any suspension or stop orders or the Registrable Securities may be sold pursuant to Rule 144 without volume limitation (“Rule 144”); (ii) the resale of such Registrable Securities may be effected pursuant to a current and deliverable prospectus that is not subject at the time to any blackout or similar circumstance or may be sold pursuant to Rule 144 without volume limitation; (iii) such Registrable Securities are listed, or approved for listing prior to issuance, on the Nasdaq Stock Market, the New York Stock Exchange or NYSE AMEX or the OTC Bulletin Board, and are not subject to any trading suspension (nor shall trading generally have been suspended on such exchange or market), and the Corporation shall not have been notified of any pending or threatened proceeding or other action to delist or suspend the Common Stock on any of such markets on which the Common Stock is then traded or listed; (iv) the requisite number of shares of Common Stock has been duly authorized and reserved for issuance as required by the terms of the Exchange Agreement; (v) none of the Corporation or any direct or indirect subsidiary of the Corporation shall be subject to any bankruptcy, insolvency or similar proceeding; (vi) the Corporation is in compliance with all its obligations hereunder to the holders of Convertible Preferred Stock, (vii) the Corporation has paid all prior dividend payments due hereunder; and (viii) the Corporation shall not be  considering a transaction that would result in a Change of Control, as contemplated by Section 7 hereof.  The Corporation shall be required on a commercially best efforts basis to keep any such registration statement continuously effective under the Securities Act until such date as is the earlier of (x) the date when all Registrable Securities covered by such registration statement have been sold or (y) the date on which all Registrable Securities may be sold without any restriction pursuant to Rule 144 as determined by the counsel to the Corporation pursuant to a written opinion letter, addressed to the Corporation’s transfer agent to such effect.

“VWAP” shall mean the daily dollar volume-weighted average sale price for the Common Stock on the principal exchange or market on which the Common Stock is then listed or admitted to trading on any particular trading day during the period beginning at 9:30 a.m., New York City Time (or such other time as such exchange or market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as such exchange or market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" functions.  All such determinations of VWAP shall be appropriately and equitably adjusted in accordance with the provisions set forth herein for any stock dividend, stock split, stock combination or other similar transaction occurring subsequent to the Date of Original Issue.

(c)           Mechanics of Conversion.

(i)           The right of conversion hereunder shall be exercised by the holder of shares of Convertible Preferred Stock by delivering to the Corporation a conversion notice in the form attached hereto as Exhibit A (the “Conversion Notice”), appropriately completed and duly signed and specifying the number of shares of Convertible Preferred Stock that the holder elects to convert (the “Converting Shares”) into shares of Common Stock.  Promptly after the receipt of the Conversion Notice, the Corporation shall issue and deliver or transmit, or cause to be delivered or transmitted, to the holder of the Converting Shares or such holder’s nominee, such number of shares of Common Stock issuable upon the conversion of such Converting Shares.  Such conversion shall be deemed to have been effected as of the close of business on the date of receipt by the Corporation of the Conversion Notice (the “Conversion Date”), and the person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the holder or holders of record of such shares of Common Stock as of the close of business on the Conversion Date.

(ii)           The Corporation shall effect such issuance of Common Stock (and certificates representing the balance for unconverted Convertible Preferred Stock) within three (3) trading days of the Conversion Date and shall electronically transmit the Common Stock issuable upon conversion to the holder by crediting the account of the holder’s prime broker with Depository Trust Company (“DTC”) through its Deposit Withdrawal Agent Commission (“DWAC”) system using the Fast Automated Securities Transfer (“FAST”) program.  The parties agree to coordinate with DTC to accomplish this objective.  If such shares of Common Stock are not received by the holder within three (3) trading days of the Conversion Notice, then the holder will be entitled to revoke and withdraw its Conversion Notice, in whole or in part, at any time prior to its receipt of the Common Stock.  Any such rescission by the holder shall not affect the Corporation’s obligations to make any payments which have accrued hereunder prior to the date of such rescission or otherwise prejudice the rights of the holder to hold the Corporation liable for any payments, costs, losses or damages owed to the holder.  In lieu of such electronic delivery through DWAC, the Corporation shall deliver physical certificates representing the Common Stock issuable upon conversion of Converting Shares to the extent requested by the holder or required by law.  The time periods for delivery of physical certificates evidencing the Common Stock issuable upon conversion of the Converting Shares hereunder are the same as those described above.  The person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock at the close of business on the Conversion Date.  If the conversion has not been rescinded in accordance with this paragraph and the Corporation fails to deliver to the holder such certificate or certificates or shares through DTC pursuant to this Section 5 (free of any restrictions on transfer or legends, if such shares have been registered) in accordance herewith, on or prior to the third trading day after the Conversion Date (assuming timely surrender of the Convertible Preferred Stock certificates), the Corporation shall pay to such holder, in cash, on a per diem basis, an amount equal to 0.5% of the Liquidation Preference of all Convertible Preferred Stock held by such holder per month until such delivery takes place.

The Corporation’s obligation to issue Common Stock upon conversion of Convertible Preferred Stock shall be absolute, is independent of any covenant of any holder of Convertible Preferred Stock, and shall not be subject to: (i) any offset or defense; or (ii) any claims against the holders of Convertible Preferred Stock whether pursuant to this Certificate of Designation, the Exchange Agreement, the Investor Rights Agreement or otherwise.

(iii)           Book-Entry.  Notwithstanding anything to the contrary set forth herein, upon conversion of any shares of Convertible Preferred Stock in accordance with the terms hereof, the holder thereof shall not be required to physically surrender such holder’s certificates for Convertible Preferred Stock to the Corporation unless such holder is converting all of the Convertible Preferred Stock then held by such holder.  The holders of Convertible Preferred Stock and the Corporation shall maintain records showing the number of shares of Convertible Preferred Stock so converted hereunder, the number of shares of Common Stock received upon conversion and the dates of such conversions, or shall use such other method, reasonably satisfactory to the holders and the Corporation, so as not to require physical surrender of certificates for Convertible Preferred Stock upon each such conversion.

(d)           Conversion Prices.   The initial conversion value for the Convertible Preferred Stock shall be $3.20 per share of Common Stock, such value to be subject to adjustment in accordance with the provisions of this Section 5.  Such conversion value in effect from time to time, as adjusted pursuant to this Section 5, is referred to herein as the “Conversion Value.” All of the remaining provisions of this Section 5 shall apply separately to each Conversion Value in effect from time to time with respect to Convertible Preferred Stock.

(e)           Stock Dividends, Subdivisions and Combinations. If at any time while the Convertible Preferred Stock is outstanding, the Corporation shall:

(i)           cause the holders of its Common Stock to be entitled to receive a dividend payable in, or other distribution of, additional shares of Common Stock,

(ii)           subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

(iii)           combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,

then in each such case the Conversion Value shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.  If any event requiring an adjustment under this paragraph occurs during the period that a Conversion Value is calculated hereunder, then the calculation of such Conversion Value shall be adjusted appropriately to reflect such event.

(f)           Certain Other Distributions. If at any time while the Convertible Preferred Stock is outstanding the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of:

(i)           cash,

(ii)           any evidences of its indebtedness, any shares of stock of any class or any other securities or property or assets of any nature whatsoever (other than cash or additional shares of Common Stock as provided in Section 5(e) hereof), or

(iii)           any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property or assets of any nature whatsoever (in each case set forth in subparagraphs 5(f)(i), 5(f)(ii) and 5(f)(iii) hereof, the “Distributed Property”), then upon any conversion of Convertible Preferred Stock that occurs after such record date, the holder of Convertible Preferred Stock shall be entitled to receive, in addition to the Common Stock otherwise issuable upon such conversion, the Distributed Property that such holder would have been entitled to receive in respect of such number of shares of Common Stock had the holder been the record holder of such Common Stock as of such record date.  Such distribution shall be made whenever any such conversion is made.  In the event that the Distributed Property consists of property other than cash, then the fair value of such Distributed Property shall be as determined in good faith by the Board of Directors of the Corporation and set forth in reasonable detail in a written valuation report (the “Valuation Report”) prepared by the Board of Directors. The Corporation shall give written notice of such determination and a copy of the Valuation Report to all holders of Convertible Preferred Stock, and if the holders of a majority of the outstanding Convertible Preferred Stock object to such determination within twenty (20) business days following the date such notice is given to all of the holders of Convertible Preferred Stock, the Corporation shall submit the Valuation Report to an investment banking firm of recognized national standing selected by not less than a majority of the holders of the Convertible Preferred Stock and acceptable to the Corporation in its reasonable discretion, whose opinion shall be binding upon the Corporation and the holders of the Convertible Preferred Stock.  A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Corporation to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 5(f) and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 5(e).

(g)           Common Stock Reserved. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, solely for issuance upon the conversion of shares of Convertible Preferred Stock as herein provided, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Convertible Preferred Stock at the time outstanding.

(h)           Securities Issuances.  Other than with respect to Exempt Issuances, as defined below, in the event that the Corporation or any of its subsidiaries (A) issues or sells any Common Stock or convertible securities, warrants, options or other rights to subscribe for or to purchase or exchange for, shares of Common Stock (“Convertible Securities”) or (B) directly or indirectly effectively reduces the conversion, exercise or exchange price for any Convertible Securities which are currently outstanding, at or to an effective Per Share Selling Price (as defined below) which is less than the Conversion Value, then in each such case the Conversion Value in effect immediately prior to such issue or sale or record date, as applicable, shall be automatically reduced effective concurrently with such issue or sale to the Per Share Selling Price.  The foregoing provision shall not apply to any issuances or sales of Common Stock or Convertible Securities pursuant to any Convertible Securities currently outstanding on the date hereof in accordance with the terms of such Convertible Securities in effect on the date hereof.  The Corporation shall give to each holder of Convertible Preferred Stock written notice of any such sale of Common Stock within 24 hours of the closing of any such sale and shall within such 24 hour period issue a press release announcing such sale if such sale is a material event for, or otherwise material to, the Corporation.  For purposes of this Agreement, “Exempt Issuance” means the issuance of (a) securities issuable or issued upon the exercise, exchange, or conversion of, or otherwise in connection with, any Convertible Preferred Stock, (b) securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on June 30, 2011 as disclosed in the Exchange Agreement, provided that such securities have not been amended since such date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or in any other material respect, and (c) securities issued pursuant to that certain agreement entered into as of June 30, 2011 among the Corporation, Donald W. Rowley and a purchaser of the Convertible Preferred Stock.

For the purposes of the foregoing adjustments, in the case of the issuance of any Convertible Securities, the maximum number of shares of Common Stock issuable upon exercise, exchange or conversion of such Convertible Securities shall be deemed to be outstanding, provided that no further adjustment shall be made upon the actual issuance of Common Stock upon exercise, exchange or conversion of such Convertible Securities.

For purposes of this Section 5(h), if an event occurs that triggers more than one of the above adjustment provisions, then only one adjustment shall be made and the calculation method which yields the greatest downward adjustment in the Conversion Value shall be used.

“Per Share Selling Price” shall include the amount actually paid by third parties for each share of Common Stock in a sale or issuance by the Corporation.  In the event a fee is paid by the Corporation in connection with such transaction directly or indirectly to such third party or its affiliates, any such fee shall be deducted from the selling price pro rata to all shares sold in the transaction to arrive at the Per Share Selling Price.  A sale of shares of Common Stock shall include the sale or issuance of Convertible Securities, and in such circumstances the Per Share Selling Price of the Common Stock covered thereby shall also include the exercise, exchange or conversion price thereof (in addition to the consideration received by the Corporation upon such sale or issuance less the fee amount as provided above).  In case of any such security issued in a transaction in which the purchase price or the conversion, exchange or exercise price is directly or indirectly subject to adjustment or reset based on a future date, future trading prices of the Common Stock, specified or contingent events directly or indirectly related to the business of the Corporation or the market for the Common Stock, or otherwise (but excluding standard stock split anti-dilution provisions, provided that any actual reduction of such price under any such security pursuant to such anti-dilution provision shall be included and cause an adjustment hereunder), the Per Share Selling Price shall be deemed to be the lowest conversion, exchange, exercise or reset price at which such securities are converted, exchanged, exercised or reset or might have been converted, exchanged, exercised or reset, or the lowest adjustment, as the case may be, over the life of such securities.  If shares are issued for a consideration other than cash, the Per Share Selling Price shall be the fair value of such consideration as determined in good faith by the independent certified public accountants chosen by the holders of a majority of the Convertible Preferred Stock.  The Corporation shall pay all of the reasonable fees and expenses of the independent certified public accountants incurred under this Section 5(h).  In the event the Corporation directly or indirectly effectively reduces the conversion, exercise or exchange price for any Convertible Securities which are currently outstanding, then the Per Share Selling Price shall equal such effectively reduced conversion, exercise or exchange price.

6.           Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock into which the Convertible Preferred Stock is convertible and the current Conversion Value provided for in Section 5:

(a)           When Adjustments to Be Made. The adjustments required by Section 5 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment to the Conversion Value that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 5(e)) up to, but not beyond the Conversion Date if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% of the shares of Common Stock into which the Convertible Preferred Stock is convertible immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by Section 5 and not previously made, would result in a minimum adjustment or on the Conversion Date. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b)           Fractional Interests. In computing adjustments under Section 5, fractional interests in Common Stock shall be taken into account to the nearest 1/100th of a share.

(c)           When Adjustment Not Required. If the Corporation undertakes a transaction contemplated under Section 5(f) and as a result takes a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights or other benefits contemplated under Section 5(f) and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights or other benefits contemplated under Section 5(f), then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

7.           Merger, Consolidation or Disposition of Assets.

(a)           If, after the Date of Original Issue and while the Convertible Preferred Stock is outstanding, the Board of Directors approves and there occurs: (i) an acquisition by an individual or legal entity or group (as set forth in Section 13(d) of the Exchange Act) of more than one-half of the voting rights or equity interests in the Corporation other than in connection with a transaction that is outside  the control of the Corporation and its Board of Directors; or (ii) a merger or consolidation of the Corporation or a sale, transfer or other disposition of all or substantially all the Corporation’s property, assets or business to another corporation where the holders of the Corporation’s voting securities prior to such transaction fail to continue to hold at least 50% of the voting power of the Corporation other than in connection with  a transaction that is outside  the control of the Corporation and its Board of Directors (events noted in (i) and (ii) above are hereinafter defined as a “Change of Control”), then the successor or acquiring corporation (if other than the Corporation) shall expressly assume the due and punctual observance and performance of each and every covenant and condition contained in this Certificate of Designation to be performed and observed by the Corporation and all the obligations and liabilities hereunder, with such modifications and adjustments as equitable and appropriate in order to place the holders of Convertible Preferred Stock in the equivalent economic position as prior to such Change in Control.  For purposes of clarification, an event noted in (i) and (ii) must be approved by the Board of Directors to meet the definition of a “Change of Control.”  Accordingly, events noted in (i) and (ii) (such as hostile mergers, amongst other things that are outside of the control of the Board of Directors) that occur without the approval of the Board of Directors are considered outside the control of the Corporation, and will not meet the definition of a “Change of Control.”  Notwithstanding the foregoing, the Board of Directors shall not fail to approve a transaction for the purpose of avoiding the applicability of this Section 7.

           (b)           In case of any such Change of Control event as defined in paragraph 7(a) above, each holder of Convertible Preferred Stock shall have the right thereafter to, at its option (A) receive such amount of securities, cash or property as the shares of the Common Stock of the Corporation  into which such holder’s Convertible Preferred Stock could have been converted immediately prior to such Change of Control would have been entitled if such conversion were effected immediately prior to Change of Control, subject to such further applicable adjustments set forth in this Certificate of Designation, or (B) require the Corporation or its successor to redeem such holder’s Convertible Preferred Stock, in whole or in part, at a redemption price equal to 100% of the Liquidation Preference of such Convertible Preferred Shares being redeemed payable in the same form as the consideration being paid to the holders of Common Stock of the Corporation in the Change of Control transaction.

(c)           In case of any such Change of Control, without in any way limiting the terms and conditions of the Investor Rights Agreement, the Corporation agrees to use its best efforts to minimize the length of any Blackout Period (as defined in the Investor Rights Agreement) associated with such Change of Control.

(d)           The foregoing provisions of this Section 7 shall similarly apply to successive Change of Control transactions.

8.           Other Action Affecting Common Stock.  In case at any time or from time to time the Corporation shall take any action in respect of its Common Stock, other than the payment of dividends permitted by Section 5 or any other action described in Section 5, which shall have an adverse effect upon the rights of the holder of Convertible Preferred Stock or the number of shares of Common Stock or other stock into which the Convertible Preferred Stock is convertible, then the exercisable and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances

9.           Certain Limitations.  Notwithstanding anything herein to the contrary, the Corporation agrees not to enter into any transaction which, by reason of any adjustment hereunder, would cause the current Conversion Value to be less than the par value per share of Common Stock.

10.           Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Value, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Convertible Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, upon the written request at any time of any holder of Convertible Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Value at the time in effect for the Convertible Preferred Stock and (iii) the number of shares of Common Stock and the amount, if any, or other property which at the time would be received upon the conversion of Convertible Preferred Stock owned by such holder.

11.           Notices of Record Date. In the event of any fixing by the Corporation of a record date for the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any shares of Common Stock or other securities, or any right to subscribe for, purchase or otherwise acquire, or any option for the purchase of, any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Convertible Preferred Stock at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or rights, and the amount and character of such dividend, distribution or right.

12.           Redemption.

(a)           Redemption by the Corporation.  From and after one year from the Date of Original Issue, the Corporation, at its option, may redeem, in whole or in part from time to time, the Convertible Preferred Stock then outstanding, upon giving a Notice of Redemption in accordance with Section 12(b) below.  The Corporation shall effect any such redemption on the Redemption Date (as defined below), by paying in cash for each share to be redeemed an amount equal to the Stated Value of such share, plus any accumulated but unpaid dividends, whether or not declared, through the Redemption Date (the “Redemption Price”).  Payment of the Redemption Price shall be made not later than two (2) business days after the Redemption Date, provided that the holder has delivered the certificates evidencing the shares of Convertible Preferred Stock to be redeemed. Notwithstanding the foregoing, the Corporation shall not be permitted to redeem at its option any shares of Convertible Preferred Stock if the Corporation, at such time, is considering a transaction that would result in a Change of Control, as contemplated by Section 7 hereof.

(b)           Notice of Redemption.  The Corporation shall provide written notice of redemption of shares of Convertible Preferred Stock to each holder of record of the shares to be redeemed at such holder’s registered address, not less than 20 calendar days prior to the date fixed for redemption (the “Redemption Date”) specifying the following:

(i)           the Redemption Date;

(ii)           the number of shares of Convertible Preferred Stock to be redeemed and the aggregate Redemption Price;

(iii)           the place(s) where certificates for such shares are to be surrendered for payment of the Redemption Price; and

(iv)           the address to which the payment of the Redemption Price shall be delivered, or, at the election of the holder, wire instructions with respect to the account to which payment of the Redemption Price shall be required.

(c)           Partial Redemption.  In the event that less than all of the outstanding shares of Convertible Preferred Stock are redeemed, the shares to be redeemed shall be selected pro rata among the holders of the Convertible Preferred Stock.  If fewer than all the shares represented by a certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(d)           Status of Redeemed or Purchased Shares. Any shares of the Convertible Preferred Stock at any time purchased, redeemed or otherwise acquired by the Corporation shall not be reissued and shall be retired.

13.           Stock Transfer Taxes. The issue of stock certificates upon conversion of the Convertible Preferred Stock shall be made without charge to the converting holder for any tax in respect of such issue; provided, however, that the Corporation shall be entitled to withhold any applicable withholding taxes with respect to such issue, if any. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the holder of any of the Convertible Preferred Stock converted, and the Corporation shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

14.           Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 5:00 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a business day or later than 5:00 p.m. (New York City time) on any business day, (c) the business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service such as Federal Express, or (d) actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as follows: (i) if to the Corporation, to Decisionpoint Systems, Inc., 19655 Descartes, Foothill Ranch, California 92610-2609; Attention: CEO; facsimile: (949) 215-9642, with a copy to Gregory Sichenzia, Esq. at Sichenzia Ross Friedman Ference LLP; Facsimile: (212) 930-9725, or (ii) if to a holder of Convertible Preferred Stock, to the address or facsimile number appearing on the Corporation’s stockholder records or, in either case, to such other address or facsimile number as the Corporation or a holder of Convertible Preferred Stock may provide to the other in accordance with this Section.

15.           Attorneys’ Fees. In connection with enforcement by a holder of Convertible Preferred Stock of any obligation of the Corporation hereunder, the prevailing party shall be entitled to recovery of reasonable attorneys’ fees and expenses incurred.

16.           Specific Enforcement. The Corporation agrees that irreparable damage would occur in the event that any of the provisions of this Certificate of Designation were not performed in accordance with their specific terms or were otherwise breached.  Each holder of Convertible Preferred Stock and each permitted assignee shall have all rights and remedies set forth in this Certificate of Designation and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law.  Any person having any rights under any provision of this Certificate of Designation shall be entitled to enforce such rights specifically or pursue other injunctive relief or other equitable remedies (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Certificate of Designation and to exercise all other rights granted by law.  Each holder of Convertible Preferred Stock and each permitted assignee without prejudice may withdraw, revoke or suspend its pursuit of any remedy at any time prior to its complete recovery as a result of such remedy.

17.           Severability of Provisions.  If any right, preference or limitation of the Convertible Preferred Stock set forth in this Certificate of Designation (as this Certificate of Designation may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule or law or public policy, all other rights, preferences and limitations set forth in this Certificate of Designation, which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein set forth be deemed dependent upon any such other right, preference or limitation unless so expressed herein.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation on behalf of the Corporation and affixed the corporate seal hereto this 30th day of June, 2011.

DECISIONPOINT SYSTEMS, INC.

By:	/s/ Donald Rowley
Name: Donald Rowley
Title: CFO

By:	/s/
Name
Title

EXHIBIT A

FORM OF CONVERSION NOTICE

(To be executed by the registered Holder in order to convert shares of Preferred Stock)

The undersigned hereby irrevocably elects to convert the number of shares of Series C Cumulative Convertible Preferred Stock (the “Preferred Stock”) indicated below into shares of common stock, par value $0.001 per share (the “Common Stock”), of Decisionpoint Systems, Inc., a Delaware corporation (the “Corporation”), according to the Certificate of Designation of the Preferred Stock and the conditions hereof, as of the date written below. The undersigned hereby requests that certificates for the shares of Common Stock to be issued to the undersigned pursuant to this Conversion Notice be issued in the name of, and delivered to, the undersigned or its designee as indicated below.  If the shares of Common Stock are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto.

Date of Conversion (Date of Notice)

Number of shares of Preferred Stock owned prior to Conversion

Number of shares of Preferred Stock to be Converted

Stated Value of Preferred Stock to be Converted

Amount of accumulated and unpaid dividends on shares of Preferred Stock to be Converted

Number of shares of Common Stock to be Issued (including conversion of accrued but unpaid dividends on shares of Preferred Stock to be Converted)

Applicable Conversion Value

Number of shares of Preferred Stock owned subsequent to Conversion

Conversion Information:	NAME OF HOLDER:

By:
Print Name:
Print Title:

Print Address of Holder:

Issue Common Stock to:
at:

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